SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Transmission auction result

Rio de Janeiro, March 28, 2024, Centrais Elétricas Brasileiras S/A - Eletrobras informs that it has won, through its subsidiary Eletronorte, won 1, 3, 5, 9 lot(s) in the Transmission Auction nº 01/2024, promoted on this date by the Brazilian Electricity Regulatory Agency - ANEEL, as follows:

Lot	Description	Location (State)	ANEEL Maximum RAP (BRL million)	Purchase RAP (BRL million)	Discount %	ANEEL Capex (BRL million)	Term (months)
1	- LT 500 kV Quixadá - Crateús C1, CS, com 211 km; - LT 500 kV Crateús – Teresina IV C1, CS, com 231 km; - LT 230 kV Ibiapina II – Piripiri C3, com 88 km; - Trechos de LT 500 kV entre a SE Teresina IV e o seccionamento da LT 500 kV Tianguá – Teresina II C1 e C2, CD, com 2,0 km cada; - SE 500 kV Teresina IV; - SE 500 kV Crateús e Compensação Síncrona (-200/+300) Mvar.	CE PI	284,5	162,4	42,93	1.768,7	60
3	- LT 500 kV Morada Nova – Pacatuba C1, CS, com 146,7 km; - LT 230 kV Banabuiú – Morada Nova, C1, CS, com 55,9 km; - LT 230 kV Morada Nova – Russas II, C1, CS, com 57,9 km; - LT 230 kV Alex – Morada Nova, C1, CS, com 61,8 km; - 3 Trechos de seccionamentos de LT’s 500 kV (2x3,4 km) e 2 trechos de LT’s 230 kV (2x3,8 km); - SE 500/230 kV Morada Nova - (6+1R) x 300 MVA	CE	156,7	114,5	26,94	983,4	60
5	- LT 500 kV Bom Nome II - Campo Formoso II C1, CS, com 369 km;
- LT 500 kV Bom Nome II - Zebu III C1, CS, com 183,7 km;
- LT 500 kV Zebu III - Olindina C1, CS, com 227 km;
- LT 230 kV Bom Nome - Bom Nome II, C1 e C2, CS, com 4,54 km cada;
- LT 230 kV Zebu III - Floresta II, C1, CS, com 91,9 km;
- LT 230 kV Zebu II - Zebu III, C1 e C2, CS, com 6,5 km cada;
- LT 230 kV Araticum - Milagres C2, CS, com 19,25 km;
- LT 230 kV Abaiara – Milagres C2, CS, com 14,78 km;
- LT 230 kV Chapada III - Crato II C1, CS, com 168,92 km;
- Trechos de LT 500 kV entre a SE Bom Nome II e o seccionamento da LT 500 kV Milagres II – Luiz Gonzaga C1, CS, com 2 x 2,7 km;
- Trecho de LT 230 kV entre a SE Abaiara e o seccionamento da LT 230 kV Milagres - Crato II, C1, CS, com 1 x 14,21 km. Desativação do trecho entre a SE Milagres e o ponto de seccionamento;
- SE 500/230/138 kV Bom Nome II - 500/230 kV - (6+1Res x 300 MVA) e 230/138 kV - 2 x 150 MVA;
	- SE 500/230 kV Zebu III - 500/230 kV - (6+1Res x 300 MVA).	CE PB PE AL BA PI	438,6	302,0	31,14	2.649,7	66

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

Lot	Description	Location (State)	ANEEL Maximum RAP (BRL million)	Purchase RAP (BRL million)	Discount %	ANEEL Capex (R$ milhões)	Term (months)
9	- SE 230/138 kV Chapecoense - 2 x 150 MVA; - Trechos de LT 230 kV entre a SE Chapecoense e os seccionamentos da LT 230 kV Foz do Chapecó/Xanxerê, C1 e C2, com 3 km;	SC	28,7	11,64	59,4	190,6	42
Total				590,54		5.592,4

The acquired lots will have a concession term of 30 years, including licensing, construction, and operation, which will be crucial in expanding regional interconnections and the capacity to transmit renewable energy from the North/Northeast region. Eletrobras expects to achieve operational and technical synergies from the new lots with the current portfolio of transmission.

With the result of today's auction, Eletrobras reinforces its leadership position in the energy transmission market, renewing its investment capacity in line with its plan to reposition and extend transmission revenue.

Eletrobras remains committed to the continuous search for maximizing returns for its shareholders through defined criteria and processes with a focus on capital discipline.

Eduardo Haiama

Vice President of Finance and Investor Relations

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.